Semiannual Report

MARCH 31, 2008

Waddell & Reed Advisors Government Securities Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Fixed Income Funds, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Fixed Income Funds, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s, when Waddell & Reed began operating. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Waddell & Reed Advisors Funds' operations for the six months ended March 31, 2008. For the period, the S&P 500 Index fell 12.47 percent while the Lehman Brothers Aggregate Bond Index rose 5.24 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization.

We are very grateful for your support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn, wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates we have seen since September 2007. The Fed's moves have been designed to help offset a huge contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at March 31, 2008 is not in as good a shape as it was six months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot		
	3-31-2008	9-30-2007
U.S. unemployment rate	5.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	3.90%
30-year fixed mortgage rate	5.63%	6.28%
Oil price per barrel	$ 101.58	$81.66

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes this year for investors is wide. Whoever holds the reins of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

GOVERNMENT SECURITIES FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,052.90	1.09%	$ 5.65
Class B	1,000	1,048.10	2.01	10.34
Class C	1,000	1,048.50	1.94	9.94
Class Y	1,000	1,054.70	0.74	3.80
Based on 5% Return[2]				
Class A	$1,000	$1,019.54	1.09%	$ 5.55
Class B	1,000	1,014.95	2.01	10.18
Class C	1,000	1,015.31	1.94	9.77
Class Y	1,000	1,021.30	0.74	3.74

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GOVERNMENT SECURITIES FUND

Portfolio Highlights

On March 31, 2008, Waddell & Reed Advisors Government Securities Fund had net assets totaling $286,928,489 invested in a diversified portfolio of:

89.92%	Bonds
10.08%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Mortgage-Backed Obligations.	$61.31
Treasury Obligations	$19.11
Cash and Cash Equivalents	$10.08
Agency Obligations	$ 9.50

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and, the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Government Securities Fund

March 31, 2008   *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 9.50%		
Federal Agricultural Mortgage Corporation		
Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (A)	$2,000	$ 2,115,400
Federal Farm Credit Bank,		
3.75%, 12–6–10	1,000	1,030,353
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	500	502,790
2.375%, 5–28–10	1,650	1,651,703
5.75%, 7–20–11	3,500	3,644,897
4.75%, 5–6–13	2,000	2,004,558
5.375%, 1–9–14	3,000	3,051,696
5.0%, 12–14–18	5,054	4,948,093
Federal National Mortgage Association:		
5.08%, 5–14–10	2,000	2,062,504
5.125%, 11–2–12	4,000	4,176,364
4.0%, 1–18–13	2,000	2,063,712
Total Agency Obligations		**27,252,070**
Mortgage-Backed Obligations – 61.31%		
Federal Agricultural Mortgage Corporation, Guaranteed		
Agricultural Mortgage-Backed Securities,		
7.064%, 1–25–12	2,279	2,278,713
Federal Home Loan Mortgage Corporation		
Adjustable Rate Participation Certificates:		
5.241%, 6–1–34 (B)	400	403,189
5.737%, 10–1–36 (B)	1,572	1,613,025
5.452%, 12–1–36 (B)	2,304	2,340,419
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.5%, 12–15–13 (Interest Only)	927	111,305
5.0%, 4–15–18	3,950	4,021,452
5.0%, 5–15–19	4,500	4,587,315
5.0%, 5–15–23	8,000	8,053,808
5.5%, 4–15–24 (Interest Only)	2,368	72,734
5.5%, 4–15–24 (Interest Only)	590	16,979
5.0%, 3–15–25	2,000	1,961,966
6.0%, 3–15–29	528	547,359
5.0%, 7–15–29 (Interest Only)	1,920	202,292
7.5%, 9–15–29	3,040	3,246,846
5.0%, 5–15–31	3,452	3,499,963
5.0%, 9–15–31 (Interest Only)	2,408	359,541
5.5%, 10–15–31	8,000	8,196,622
5.0%, 9–15–32	5,500	5,415,352

See Notes to Schedule of Investments on page 12.

The Investments of Government Securities Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
4.5%, 4–1–18	$ 664	$ 664,036
5.0%, 6–1–21	1,595	1,614,463
5.0%, 11–1–21	2,348	2,374,841
5.5%, 3–1–22	2,860	2,924,739
6.0%, 7–1–22	3,557	3,661,410
8.0%, 2–1–23	58	63,358
6.5%, 11–1–24	142	147,873
5.0%, 7–1–25	2,236	2,247,758
7.0%, 12–1–25	200	212,636
6.0%, 2–1–27	1,312	1,350,838
6.0%, 11–1–28	1,503	1,554,706
6.5%, 11–1–31	338	353,163
6.0%, 2–1–32	353	365,010
5.0%, 3–1–35	1,908	1,892,073
5.5%, 10–1–35	1,617	1,636,139
5.5%, 8–1–36	1,731	1,749,711
Federal National Mortgage Association Adjustable		
Rate Pass-Through Certificates,		
5.393%, 12–1–36 (B)	2,616	2,653,659
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	7,000	7,173,437
5.0%, 3–25–18 (Interest Only)	896	40,968
5.0%, 6–25–18	6,000	6,194,079
5.5%, 6–25–18	2,661	2,763,210
5.0%, 9–25–18	1,000	1,032,293
5.5%, 2–25–32	4,500	4,597,655
4.0%, 11–25–32	819	801,564
4.0%, 2–25–33	953	946,782
4.0%, 3–25–33	1,525	1,493,404
3.5%, 8–25–33	4,460	4,182,055
5.5%, 11–25–36 (Interest Only)	4,843	1,051,035

See Notes to Schedule of Investments on page 12.

The Investments of Government Securities Fund

March 31, 2008 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	$ 726	$ 745,278
5.0%, 3–1–18	1,340	1,358,877
4.5%, 6–1–19	2,906	2,901,285
4.5%, 8–1–19	5,832	5,822,438
5.0%, 12–1–19	2,752	2,787,416
5.5%, 11–1–22	4,903	5,008,750
5.5%, 10–1–23	1,563	1,608,380
5.0%, 4–1–24	2,562	2,568,323
4.5%, 7–25–24	6,000	5,787,016
5.5%, 9–25–31	4,500	4,596,148
5.5%, 2–1–33	3,062	3,102,726
5.0%, 3–25–33	4,000	4,074,468
6.0%, 4–1–33	5,214	5,374,349
5.0%, 9–1–33	4,174	4,142,410
6.0%, 4–1–34	3,447	3,534,475
5.5%, 12–1–34	7,346	7,434,030
6.5%, 11–1–37	1,231	1,264,128
5.5%, 1–25–39	2,690	2,749,727
Government National Mortgage Association Agency REMIC/CMO,		
5.5%, 6–20–28 (Interest Only)	3,045	131,855
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.0%, 8–20–27	29	31,145
6.5%, 5–15–29	227	237,563
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.8%, 6–1–15	675	698,653

See Notes to Schedule of Investments on page 12.

The Investments of Government Securities Fund

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2002–3 Class G,		
6.0%, 2–15–30	$3,880	$ 4,027,319
2003–1 Class E,		
5.75%, 4–15–27	2,181	2,190,117
2003–2 Class E,		
5.0%, 12–15–25	1,084	1,085,930
Total Mortgage-Backed Obligations		**175,934,581**
Treasury Obligations – 19.11%		
United States Treasury Bond,		
6.125%, 11–15–27	6,500	8,071,680
United States Treasury Bond Principal STRIPS,		
0.0%, 11–15–21	3,550	1,946,575
United States Treasury Notes:		
4.0%, 4–15–10	5,750	6,028,064
4.375%, 8–15–12	14,750	16,056,761
4.25%, 8–15–13	18,150	19,767,909
8.0%, 11–15–21	2,100	2,959,687
Total Treasury Obligations		**54,830,676**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 89.92%		**$258,017,327**
(Cost: $251,313,422)		
SHORT-TERM SECURITIES – 9.34%		
Repurchase Agreement		
J.P. Morgan Securities Inc., 1.10% Repurchase Agreement dated 3–31–08 to be repurchased at $26,801,819 on 4–1–08 (C)	26,801	**$ 26,801,000**
(Cost: $26,801,000)		
TOTAL INVESTMENT SECURITIES – 99.26%		**$284,818,327**
(Cost: $278,114,422)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.74%		**2,110,162**
NET ASSETS – 100.00%		**$286,928,489**

See Notes to Schedule of Investments on page 12.

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At March 31, 2008, the total value of this security amounted to 0.74% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(C)Collateralized by $19,214,000 United States Treasury Bond, 7.625% due 2–15–2025; market value and accrued interest aggregate $27,257,929.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GOVERNMENT SECURITIES FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $251,313)	$258,017
Repurchase agreement (cost – $26,801)	26,801
	284,818
Cash	58
Receivables:	
Interest	1,754
Fund shares sold	1,009
Investment securities sold	136
Prepaid and other assets	40
Total assets	287,815

LIABILITIES

Payable to Fund shareholders	602
Dividends payable	101
Accrued shareholder servicing (Note 2)	67
Accrued distribution fee (Note 2)	55
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	4
Accrued service fee (Note 2)	—*
Other	50
Total liabilities	887
Total net assets	$286,928

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 512
Additional paid-in capital	281,913
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(2,201)
Net unrealized appreciation in value of investments	6,704
Net assets applicable to outstanding units of capital	$286,928
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.60
Class B	$5.60
Class C	$5.60
Class Y	$5.60
Capital shares outstanding:	
Class A	46,618
Class B	2,321
Class C	1,799
Class Y	454
Capital shares authorized	1,500,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

GOVERNMENT SECURITIES FUND

For the Six Months Ended March 31, 2008
(In Thousands) *(Unaudited)*

INVESTMENT INCOME	
Income (Note 1B):	
Interest and amortization	$ 6,280
Expenses (Note 2):	
Investment management fee	648
Shareholder servicing:	
Class A	290
Class B	27
Class C	14
Class Y	10
Service fee:	
Class A	207
Class B	16
Class C	11
Distribution fee:	
Class A	60
Class B	48
Class C	31
Accounting services fee	47
Audit fees	11
Legal fees	10
Custodian fees	9
Other	98
Total	1,537
Less waiver of investment management fee (Notes 2 and 6)	(52)
Total expenses	1,485
Net investment income	4,795
REALIZED AND UNREALIZED GAIN	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on investments	1,655
Unrealized appreciation in value of investments during the period	6,713
Net gain on investments	8,368
Net increase in net assets resulting from operations	$13,163

See Notes to Financial Statements.

Statement of Changes in Net Assets

GOVERNMENT SECURITIES FUND
(In Thousands)   *(Unaudited)*

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,795	$ 9,355
Realized net gain (loss) on investments	1,655	(835)
Unrealized appreciation.	6,713	724
Net increase in net assets resulting from operations.	13,163	9,244
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(4,227)	(8,138)
Class B	(184)	(450)
Class C	(121)	(275)
Class Y	(263)	(492)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(4,795)	(9,355)
Capital share transactions (Note 5)	39,738	12,979
Total increase	48,106	12,868
NET ASSETS		
Beginning of period.	238,822	225,954
End of period.	$286,928	$238,822
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 16 - 19.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$5.42	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:						
Net investment income	0.10	0.23	0.22	0.21	0.21	0.22
Net realized and unrealized gain (loss) on investments. . . .	0.18	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.28	0.23	0.13	0.14	0.13	0.14
Less distributions from:						
Net investment income	(0.10)	(0.23)	(0.22)	(0.21)	(0.21)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.10)	(0.23)	(0.22)	(0.25)	(0.23)	(0.22)
Net asset value, end of period.	$5.60	$5.42	$5.42	$5.51	$5.62	$5.72
Total return[1]	5.29%	4.31%	2.58%	2.49%	2.06%	2.40%
Net assets, end of period (in millions)	$261	$204	$194	$213	$221	$297
Ratio of expenses to average net assets including expense waiver . . .	1.09%[2]	1.11%	1.16%	1.17%	1.19%	1.05%
Ratio of net investment income to average net assets including expense waiver	3.76%[2]	4.23%	4.13%	3.78%	3.82%	3.76%
Ratio of expenses to average net assets excluding expense waiver. . .	1.13%[2]	1.15%	1.16%[3]	1.17%[3]	1.19%[3]	1.05%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.72%[2]	4.19%	4.13%[3]	3.78%[3]	3.82%[3]	3.76%[3]
Portfolio turnover rate.	27%	43%	53%	36%	13%	93%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$5.42	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:						
Net investment income	0.08	0.18	0.17	0.16	0.16	0.17
Net realized and unrealized gain (loss) on investments. . . .	0.18	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.26	0.18	0.08	0.09	0.08	0.09
Less distributions from:						
Net investment income	(0.08)	(0.18)	(0.17)	(0.16)	(0.16)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.08)	(0.18)	(0.17)	(0.20)	(0.18)	(0.17)
Net asset value, end of period.	$5.60	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	4.81%	3.35%	1.64%	1.56%	1.12%	1.53%
Net assets, end of period (in millions)	$13	$13	$15	$18	$20	$28
Ratio of expenses to average net assets including expense waiver . . .	2.01%[1]	2.04%	2.09%	2.09%	2.12%	1.90%
Ratio of net investment income to average net assets including expense waiver	2.86%[1]	3.30%	3.20%	2.87%	2.89%	2.91%
Ratio of expenses to average net assets excluding expense waiver. . .	2.05%[1]	2.08%	2.09%[2]	2.09%[2]	2.12%[2]	1.90%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.82%[1]	3.26%	3.20%[2]	2.87%[2]	2.89%[2]	2.91%[2]
Portfolio turnover rate.	27%	43%	53%	36%	13%	93%

*Not shown due to rounding.
[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$5.42	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:						
Net investment income	0.08	0.18	0.18	0.16	0.17	0.17
Net realized and unrealized gain (loss) on investments. . . .	0.18	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.26	0.18	0.09	0.09	0.09	0.09
Less distributions from:						
Net investment income	(0.08)	(0.18)	(0.18)	(0.16)	(0.17)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.08)	(0.18)	(0.18)	(0.20)	(0.19)	(0.17)
Net asset value, end of period.	$5.60	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	4.85%	3.41%	1.72%	1.62%	1.20%	1.58%
Net assets, end of period (in millions)	$10	$8	$9	$11	$12	$19
Ratio of expenses to average net assets including expense waiver . . .	1.94%[1]	1.98%	2.01%	2.04%	2.04%	1.85%
Ratio of net investment income to average net assets including expense waiver	2.91%[1]	3.37%	3.28%	2.92%	2.97%	2.96%
Ratio of expenses to average net assets excluding expense waiver. . .	1.98%[1]	2.02%	2.01%[2]	2.04%[2]	2.04%[2]	1.85%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.87%[1]	3.33%	3.28%[2]	2.92%[2]	2.97%[2]	2.96%[2]
Portfolio turnover rate.	27%	43%	53%	36%	13%	93%

*Not shown due to rounding.
(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$5.42	$5.42	$5.51	$5.62	$5.72	$5.80
Income (loss) from investment operations:						
Net investment income	0.11	0.25	0.24	0.23	0.24	0.23
Net realized and unrealized gain (loss) on investments. . . .	0.18	0.00	(0.09)	(0.07)	(0.08)	(0.08)
Total from investment operations	0.29	0.25	0.15	0.16	0.16	0.15
Less distributions from:						
Net investment income	(0.11)	(0.25)	(0.24)	(0.23)	(0.24)	(0.23)
Capital gains	(0.00)	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)
Total distributions	(0.11)	(0.25)	(0.24)	(0.27)	(0.26)	(0.23)
Net asset value, end of period.	$5.60	$5.42	$5.42	$5.51	$5.62	$5.72
Total return	5.47%	4.71%	3.00%	2.91%	2.49%	2.72%
Net assets, end of period (in millions)	$3	$14	$8	$5	$4	$4
Ratio of expenses to average net assets including expense waiver . . .	0.74%[1]	0.73%	0.76%	0.77%	0.77%	0.73%
Ratio of net investment income to average net assets including expense waiver	4.19%[1]	4.60%	4.56%	4.19%	4.24%	4.07%
Ratio of expenses to average net assets excluding expense waiver. . .	0.78%[1]	0.77%	0.76%[2]	0.77%[2]	0.77%[2]	0.73%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.15%[1]	4.56%	4.56%[2]	4.19%[2]	4.24%[2]	4.07%[2]
Portfolio turnover rate.	27%	43%	53%	36%	13%	93%

*Not shown due to rounding.
[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Fixed Income Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues one series of capital shares through Waddell & Reed Advisors Government Securities Fund (the Fund). Its investment objective is to seek as high a current income as is consistent with safety of principal. As discussed in Note 7, Waddell & Reed Advisors Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund after the close of business on October 5, 2007. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis and includes differences between cost and face amount on principal reductions of securities. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – The Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. **Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

F. **New Accounting Pronouncements** – During the year ending September 30, 2008, the Fund instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on March 31, 2008 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September, 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Corporation at the annual rates of: 0.50% of net assets up to $500 million, 0.45% of net assets over $500 million and up to $1 billion, 0.40% of net assets over $1 billion and up to $1.5 billion, and 0.35% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 6), the fee is as follows: 0.46% of net assets up to $500 million, 0.45% of net assets over $500 million and up to $1 billion, 0.40% of net assets over $1 billion and up to $1.5 billion, and 0.35% of net assets over $1.5 billion. During the six-month period ended March 31, 2008, the amount of the management fee waived (in thousands) was $52.

In addition, WRIMCO has agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of each Fund's records, pricing of each Fund's shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)					Annual Fee Rate for Each Level
From	$	0	to	$ 10	$ 0
From	$	10	to	$ 25	$ 11,500
From	$	25	to	$ 50	$ 23,100
From	$	50	to	$ 100	$ 35,500
From	$	100	to	$ 200	$ 48,400
From	$	200	to	$ 350	$ 63,200
From	$	350	to	$ 550	$ 82,500
From	$	550	to	$ 750	$ 96,300
From	$	750	to	$1,000	$121,600
		$1,000 and Over			$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a monthly per account charge for shareholder servicing, for each Fund, of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Corporation to $0.50 per month per shareholder account and, for Class A shares, $0.75 for each shareholder check drawn on the checking account of the Fund.. Additional fees may be paid by the Corporation to those intermediaries. For Class Y shares, the Corporation pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. Additional fees may be paid by the Corporation to those intermediaries. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Corporation) of $200,255. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2008, W&R received $1,345, $7,570 and $998 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $134,237 and all expenses in connection with the sale of Corporation's shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2008, the Corporation paid Directors' regular compensation of $7,040, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of U.S. government securities aggregated $92,764,457, while proceeds from maturities and sales aggregated $64,990,885. Purchases of short-term securities aggregated $2,599,659,576, while proceeds from maturities and sales aggregated $2,587,665,000.

For Federal income tax purposes, cost of investments owned at March 31, 2008 was $278,448,932, resulting in net unrealized appreciation of $6,369,395, of which $7,272,140 related to appreciated securities and $902,745 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related net capital losses and post-October activity were as follows:

	Government Securities Fund
Net ordinary income	$9,358,566
Distributed ordinary income	9,353,084
Undistributed ordinary income*	112,684
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	2,666,823
Post-October losses deferred	807,265

*This entire amount was distributed prior to March 31, 2008.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Government Securities Fund
September 30, 2014	$ 31,608
September 30, 2015	2,666,823
Total carryover	$2,698,431

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Shares issued from sale of shares:		
Class A	13,164	10,255
Class B	230	192
Class C	537	297
Class Y	311	1,185
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	731	1,429
Class B	32	81
Class C	22	49
Class Y	48	91
Shares redeemed:		
Class A	(4,974)	(9,839)
Class B	(318)	(610)
Class C	(227)	(529)
Class Y	(2,438)	(190)
Increase in outstanding capital shares	7,118	2,411

(Continued)	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Value issued from sale of shares:		
Class A	$73,116	$55,373
Class B	1,276	1,036
Class C	2,999	1,604
Class Y	1,720	6,430
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	4,042	7,729
Class B	180	439
Class C	119	267
Class Y	263	490
Value redeemed:		
Class A	(27,469)	(53,208)
Class B	(1,758)	(3,300)
Class C	(1,247)	(2,859)
Class Y	(13,503)	(1,022)
Increase in outstanding capital	$39,738	$12,979

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The

NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

NOTE 7 – Merger Information

Waddell & Reed Advisors Limited-Term Bond Fund, formerly a series of the Corporation, merged into Waddell & Reed Advisors Bond Fund effective October 5, 2007.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
   Waddell & Reed Advisors Global Bond Fund
   Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
   Waddell & Reed Advisors Accumulative Fund
   Waddell & Reed Advisors Core Investment Fund
   Waddell & Reed Advisors Dividend Income Fund
   Waddell & Reed Advisors New Concepts Fund
   Waddell & Reed Advisors Small Cap Fund
   Waddell & Reed Advisors Tax-Managed Equity Fund
   Waddell & Reed Advisors Value Fund
   Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
   Waddell & Reed Advisors Bond Fund
   Waddell & Reed Advisors Government Securities Fund
   Waddell & Reed Advisors High Income Fund
   Waddell & Reed Advisors Municipal Bond Fund
   Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
   Waddell & Reed Advisors Cash Management

Specialty Funds
   Waddell & Reed Advisors Asset Strategy Fund
   Waddell & Reed Advisors Continental Income Fund
   Waddell & Reed Advisors Energy Fund
   Waddell & Reed Advisors Retirement Shares
   Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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